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                                                             EXHIBIT (h)(42)(a)

                         MARKETING AND ADMINISTRATIVE
                          SERVICES SUPPORT AGREEMENT

   THIS MARKETING AND ADMINISTRATIVE SERVICES SUPPORT AGREEMENT is made as of the __ day of ________, 2006, (the "Agreement") by and between Putnam Retail Management Limited Partnership, a Massachusetts limited partnership (the "Distributor") and American General Life Insurance Company ("American General"). American General and the Distributor are referred to collectively herein as the "Parties."

   WHEREAS, American General is the issuer of variable annuity contracts and variable life insurance policies (the "Contracts");

   WHEREAS, American General, Putnam Variable Trust, a Massachusetts business trust (the "Trust) and Distributor have entered into a Participation Agreement dated as of June 1, 1998, as amended on February 1, 2000 and November 1, 2000, and a second Participation Agreement dated June 1, 1999, as amended on July 1, 2002 ( each a "Participation Agreement"). Pursuant to the Participation Agreement, the Trust agreed to make shares of certain of its portfolios, listed in on Schedule B to the Participation Agreement, as such Schedule may be amended from time to time (the "Portfolios"), available for purchase by one or more of American General's separate accounts or divisions thereof (each, a "Separate Account") for Contract owners to allocate Contract value;

   WHEREAS, American General desires to provide certain marketing, administrative and recordkeeping services (collectively, the "Services") to Contract owners in connection with their allocation of Contract value and purchase payments to the Portfolios; and

   WHEREAS, Distributor desires to retain American General to provide such Services and to compensate American General for providing such services.

   NOW THEREFORE, the Parties agree as follows:

Section I - Representations and Warranties

   (A) American General represents and warrants that it is an insurance company licensed under the laws of the State of Texas.

   (B) American General represents and warrants that it will not accept compensation for promoting or selling shares of the Portfolios in the form of commissions on brokerage transactions directed to it by a Portfolio.

   (C) American General represents and warrants that it will not accept compensation for promoting or selling shares of the Portfolios in the form of commissions directed to it by any Portfolio from any broker or dealer which has executed portfolio securities transactions for that Portfolio.

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   (D) American General represents and warrants that it has not entered into any agreement with any Portfolio or Distributor or any of Distributor's affiliates pursuant to which that Portfolio or Distributor or any of Distributor's affiliates is expected to direct brokerage commissions to it to compensate it for promoting or selling any Portfolio's shares.

Section II - Services; Payments

   (A) American General shall perform all Services with respect to Contract owner values and American General's assets from which investments in shares of the Portfolios are made, including, without limitation, the following services:

       (1) Maintaining separate records for each Contract owner, which shall reflect the Portfolio shares purchased and redeemed and Portfolio share balances attributable to such Contract owners. American General will maintain an omnibus account with each Portfolio on behalf of Contract owners, and such accounts shall be in the name of American General (or its nominee) as the record owner of Portfolio shares attributable to such Contract owners.

       (2) Disbursing to or crediting to the benefit of Contract owners all proceeds of redemptions of shares of the Portfolios in relation to Contract owner requests to redeem their Contract value and processing all dividends and other distributions reinvested in shares of the Portfolios.

       (3) Preparing and transmitting to Contract owners, as required by law, periodic statements showing allocations to sub-accounts investing in the Portfolios, purchases and redemptions of Portfolio shares and dividends and other distributions paid in relation to Contract owner transaction requests, and such other information as may be required, from time to time, by Contract owners.

       (4) Maintaining and preserving all records required by law to be maintained and preserved in connection with providing the foregoing services for Contract owners with respect to the Portfolios.

       (5) Generating written confirmations to Contract owners, for transactions respecting the Portfolios, to the extent required by law.

       (6) Administering the distribution to existing Contract owners of Portfolio prospectuses, proxy materials, periodic reports to shareholders and other materials that the Portfolios provide to their shareholders.

       (7) Aggregating and transmitting purchase and redemption orders to the Portfolios on behalf of, or with respect to, Contract owners.

       (8) Providing marketing assistance with respect to the offer of the Portfolios.

       (9) Providing formalized business planning.

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       (10) Support and marketing of the Portfolios to American General's sales representatives through internal sources (such as Internet web sites and mailings).

       (11) Providing market share data to Distributor.

       (12) Assisting and facilitating new product approval on a timely basis.

       (13) Enabling Distributor to participate in and present at due diligence meetings for financial advisers.

       (14) Consistent and timely communication to Distributor regarding internal policies.

       (15) Allowing Distributor to educate American General's sales and marketing representatives.

       (16) Communicating Distributor policies and procedures to American General's sales and marketing representatives.

       (17) Promoting or providing preferred access to the Putnam portfolios in the Trust within American General's contracts.

   (B) In consideration of American General performing the Services, Distributor agrees to pay American General, quarterly, a marketing and administrative support services fee at the annual rate provided in Schedule A of the average daily net assets of Portfolio shares held by American General pursuant each Participation Agreement. American General agrees that it will not seek reimbursement for expenses for performing the Services under the Trust's Distribution Plan adopted pursuant to Rule 12b-1 under the 1940 Act (where applicable). In addition, American General represents and agrees that no charge imposed by it on Contract owners is specifically intended or designed to compensate American General for the Services for which payment is made by Distributor under this Marketing and Administrative Services Agreement. Fees contemplated under this paragraph (B) shall be wired to American General pursuant to the wiring instructions in Schedule B.

   (C) The Trust shall calculate the marketing and administrative support services fee at the end of each calendar quarter and will make such payment to American General, without demand or notice by American General, within 30 days thereafter, in a manner mutually agreeable by the Parties from time to time.

   (D) American General will furnish to Distributor or its designees such information as Distributor may reasonably request, and will otherwise cooperate with Distributor in the preparation of reports concerning this Agreement, as well as any other reports or filing that may be required by law.

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Section III - Nature of Payments for Services

The Parties to this Agreement recognize and agree that Distributor's payments to American General are for marketing and administrative services only and do not constitute payment in any manner for investment advisory services. The amount of marketing and administrative expense payments made by Distributor to American General pursuant to this Agreement are not intended to be\\,\\ and shall not be deemed to be, indicative of Distributor's bona fide profits or of the actual costs to American General of providing marketing and administrative services to Distributor.

Section IV - Disclosure

Consistent with any current legal requirements, including without limitation, the Securities Exchange Act of 1934, the rules thereunder and the applicable rules of any self-regulatory organization, in effect at any time during the term of this Agreement, or as requested by Contract owners, American General agrees to provide written point of sale disclosure to its Contract owners describing the Services provided by it pursuant to this Agreement, the payments made by Distributor pursuant to this Agreement and the payment schedule(s) agreed to by Distributor pursuant to this Agreement in consideration of such Services.

Section V- Maintenance of Records

Each party shall maintain and preserve all records as required by law to be maintained and preserved in connection with providing the services described herein. Upon the reasonable request of Distributor, American General will provide Distributor or its representative, copies of all such records.

Section VI - Term and Termination

   (A) The Parties acknowledge and agree that American General has provided the Services referenced in this Agreement since January 1, 2005 and that the provisions of this Agreement shall be deemed to have been effective since such date. This Agreement shall remain in full force and effect for a period of one year from the date hereof and shall be automatically renewed thereafter for successive one-year periods, unless otherwise terminated.

   (B) This Agreement may be terminated with respect to any Portfolio by Distributor or by American General without penalty, upon sixty (60) days' prior written notice to the other party.

   (C) This Agreement will automatically terminate on the date of termination of the Participation Agreement.

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Section VII - Amendment; Entire Agreement

This Agreement constitutes the entire agreement between the Parties with respect to the Services and no modification, amendment or waiver of any of the provisions of this Agreement shall be effective unless made in writing specifically referring to this Agreement and signed by the Parties hereto.

Section VIII - Notices

All notices and other communications to either American General or Distributor will be duly given if mailed, telegraphed or telecopied to the address set forth below, or at such other address as either party may provide in writing to the other party.

       American General Life Insurance Company
       2929 Allen Parkway, A30-45
       Houston, Texas 77019
       Attn: General Counsel

       Putnam Variable Trust
       c/o Putnam LLC
       One Post Office Square
       Boston, Massachusetts 02109
       Attention: General Counsel

Section IX - Miscellaneous

   (A) Successors and Assigns. This Agreement shall be binding upon the Parties and their transferees, successors and permitted assigns. The benefits of and the right to enforce this Agreement shall accrue to the Parties and their transferees, successors and assigns. No party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other party.

   (B) Intended Beneficiaries. Nothing in this Agreement shall be construed to give any person or entity other than the Parties, any legal or equitable claim, right or remedy. Rather, this Agreement is intended to be for the sole and exclusive benefit of the Parties.

   (C) Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original but all of which shall together constitute one and the same instrument.

   (D) Applicable Law. This Agreement shall be interpreted, construed, and enforced in accordance with the laws of the Commonwealth of Massachusetts.

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   (E) Severability. This Agreement shall be severable as it applies to each
Portfolio, and action on any matter shall be taken separately for each Portfolio affected by the matter. If any portion of this Agreement shall be found to be invalid or unenforceable by a court or tribunal or regulatory agency of competent jurisdiction, the remainder shall not be affected thereby, but shall have the same force and effect as if the invalid or unenforceable portion had not been inserted.

IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be executed in its name and on its behalf by its duly authorized representative.

American General Life Insurance Company  ATTEST:

By:                                      By:
       --------------------------------         ------------------------------
Title:                                   Title:
       --------------------------------         ------------------------------

Putnam Retail Management Limited Partnership

By:
       --------------------------------
Title:
       --------------------------------

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                                  SCHEDULE A

Beginning on the date hereof and during the term of this Agreement and for Services that were performed during the calendar year ended December 31, 2005, Dealer shall be compensated in accordance with the Fee Schedule set forth below:

       a. "Relevant Assets" shall mean the Portfolio shares (Class 1A and Class
          1B) held by American General and listed on Schedule B to each Participation Agreement.

       b. The Fee shall be calculated and paid each quarter based on the Asset Based Component as follows

          Asset Based Component:

          Annual rate of ____% (____basis points) of the value of the Relevant Assets.


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                                  SCHEDULE B

BANK NAME:
BANK ABA # :
ACCOUNT #:
NAME ON ACCOUNT:
DESCRIPTION:

Please e-mail backup calculations to:


Mailing Address:


Contact phone #:



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